Exhibit 99.1

Fitell Corporation Announces Updated Registered Direct Offering for up to $10.0 Million

$4.0 million upfront with up to an additional $6.0 million of gross proceeds upon the exercise in full for cash of warrants

TAREN POINT, Australia, February 10, 2025 (GLOBE NEWSWIRE) -- Fitell Corporation (Nasdaq: FTEL) (“Fitell” or the “Company”), an online retailer of gym and fitness equipment in Australia, today announced that it has revised certain terms of its previously announced registered direct offering. Pursuant to the revised terms, the Company has agreed to issue and sell an aggregate of 796,813 ordinary shares and an additional investment right to purchase up to 1,195,220 ordinary shares in the form of warrants, at a purchase price of $5.02 per ordinary share and associated warrant. The warrants will have an exercise price of $5.02 per share, will be exercisable immediately upon issuance and will expire three years following the issaunce date. The offering is still expected to close on or about February 10, 2025, subject to the satisfaction of customary closing conditions.

Rodman & Renshaw LLC is acting as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are expected to be approximately $4.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The potential gross proceeds from the warrants, if fully exercised on a cash basis, will be approximately $6.0 million. No assurance can be given that any of the warrants will be exercised. The Company intends to use the net proceeds for the development and commercial launch of smart fitness equipment and for general corporate purposes and working capital. The Company may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, or other intellectual property, although the Company has no present commitments or agreements to do so.

The securities described above are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (File No. 333-284232), including a base prospectus, that was originally filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2025, and declared effective by the SEC on February 5, 2025. The offering of such securities in the registered direct offering is being made only by means of a prospectus supplement that forms a part of such effective registration statement. The prospectus supplement and the accompanying base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus may also be obtained, when available, from Rodman & Renshaw LLC at 600 Lexington Avenue, 32nd Floor, New York, NY 10022, by telephone at (212) 540-4414, or by email at info@rodm.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein or any other securities, nor shall there be any sale of the securities described herein or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events and include, but are not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering, the exercise of the warrants prior to their expiration, and the intended use of proceeds from the offering. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com